Exhibit 99.1

Collective Mining Commences Drilling at the San Antonio Project

TORONTO, Jan. 27, 2025 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce that it has commenced drilling at the San Antonio Project ("San Antonio"), located in Caldas, Colombia. The Company plans to drill a minimum of 2,500 metres and test three large gold-copper porphyry targets located within a well-defined 2.5-kilometer mineralized corridor.

The Company currently has five drill rigs operating as part of its fully funded 60,000-metre drill program for 2025. Two additional rigs have been contracted, with drilling anticipated to begin in late January and February, respectively.

Ari Sussman, Executive Chairman commented: "Shortly after going public in 2021, the Company announced a bonafide grassroots discovery at the San Antonio Project by drilling two very high-risk holes on the same section line at different dips into the Pound target with each hole cutting more than 700 meters of mineralization from surface. Immediately thereafter, our attention shifted to the Guayabales Project, leading to the discovery of the Apollo system, which has remained our chief focus ever since. With a strong treasury and an expanded operating team in place today, we are coming full circle and revisiting San Antonio. Being in Colombia this week and visiting the San Antonio Project, I have been convinced by our team that we have a legitimate chance of finding a major gold-copper porphyry system. The size of the alteration zone and abundance of high-grade mineralization on surface is impressive. With drilling underway, we look forward to receiving assay results and using the data to vector towards the mineralized fluid source of what is clearly an exceptionally large system."

Details (see Figures 1-2)

•	Over the past year, the Company´s exploration team has reinterpreted historical data and completed an extensive surface mapping and geochemical sampling program at San Antonio, which led to the definition of a strongly altered and mineralized 2.5-kilometer corridor of interest. Within the corridor, three targets named Pound, Real and Euro have been prioritized for drill testing in the Phase 1 program.
•	Diamond drilling has commenced at the Pound target where previous drilling by the Company in 2021 intercepted from surface 710 metres at 0.53 g/t gold equivalent (SAC-08) and 750 metres at 0.41 g/t gold equivalent (SAC-06) within a mix of brecciated porphyry quartz diorite and metagabbro country rock (see press release dated October 27, 2021). Both holes cut increasing grades of copper at depth and bottomed in mineralization. Recent mapping and sampling has encountered widespread mineralization and has expanded the surface footprint of the highly altered system to 650 metres x 550 metres. The Company believes that prior drilling may have discovered the pyrite halo of a copper-gold porphyry system with stronger mineralization potentially in close proximity.
•	New gold and copper soil anomalies have been outlined over surface areas exceeding 400 metres x 250 metres at the Real and Euro targets respectively and will be tested with reconnaissance drilling in Q1, 2025. The following observations are highlighted:
•	The Real target is located 400 metres to the northwest of Pound and is characterized by multiple gold and copper mineralized porphyry clasts hosted within breccia bodies.
•	The Euro target is located one kilometer south of Pound and is defined by a coherent and coincident soil anomalies for gold (> 0.3 ppm), copper (> 100 ppm) and molybdenum (> 20 ppm). The anomalous area hosts zones of porphyry quartz and sulphide veinlets associated with strong sericitic alteration which suggest the upper and/or peripheral portion of a porphyry system has been discovered.

Figure 1: Plan View of the San Antonio Project Highlighting Surface Geochemical Results Defining the Pound, Real and Euro Targets (CNW Group/Collective Mining Ltd.)

Figure 2: Plan View of the San Antonio Project Highlighting the Pound Target Area (CNW Group/Collective Mining Ltd.)

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The San Antonio project is located 4 kilometers east of the Guayabales Project which is anchored by the Apollo system and hosts the large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten system.

Management, insiders, a strategic investor and close family and friends own 44.5% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on both the NYSE and TSX under the trading symbol "CNL".

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 ("NI 43-101") and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Rock, soils and core samples from the San Antonio Project have been prepared and analyzed at SGS laboratory facilities in Medellin, Colombia and Lima, Peru; and at Actlabs laboratory facilities in Medellin, Colombia and Toronto, Canada. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 27, 2024. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

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SOURCE Collective Mining Ltd.

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%CIK: 0001953575

For further information: Investors and Media: Paul Begin, Chief Financial Officer, p.begin@collectivemining.com, +1 (416) 451-2727

CO: Collective Mining Ltd.

CNW 06:30e 27-JAN-25